

November 8, 2012

<u>Via U.S. mail</u>
Mr. E. Jamie Schloss
Interim Chief Financial Officer
11 Good Energy, Inc.
4450 Belden Village Street N.W., Suite 800
Canton, OH 44718

> **Re:     11 Good Energy, Inc.**
> **Form 8-K Item 4.01**
> **Filed November 5, 2012**
> **File No. 0-54132**

Dear Mr. Schloss:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

1.  You state in the first sentence of the first paragraph that you advised RBSM of your decision to "replace" it as your independent registered public accounting firm.  Please amend your filing to state whether the former accountants resigned, declined to stand for re-election, or were dismissed.  Refer to Item 304(a)(1)(i) of Regulation S-K.

2.  You state in the second sentence of the first paragraph that RBSM was initially engaged by you "on April 12, 2012 for the year ended December 31, 2012."  However, we note from your December 31, 2011 Form 10-K that RBSM provided an audit report on the two fiscal years ended December 31, 2011.  Therefore, it is not clear how you could engage RBSM as late as April 12, 2012, if they have reported on your financial statements for the fiscal year as early as the year ended December 31, 2010.  Please advise and amend your filing accordingly.

3.  Your second paragraph refers only to the fiscal year ended December 31, 2011.  However, we note that, and as mentioned in the above comment, from your December 31, 2011 Form 10-K, RBSM's report was on the two fiscal years ended December 31, 2011.  Please amend your filing to state that, if true, RBSM's report on the financial

Mr. E. Jamie Schloss
11 Good Energy, Inc.
November 8, 2012
Page 2

statements for either of the past two years did not contain an adverse opinion, etc. Refer to Item 304(a)(1)(ii) of Regulation S-K.

4. In your third and fourth paragraphs, you refer only to "the fiscal year ended December 31, 2012, and the subsequent interim period through June 30, 2012". Amend your filing to refer, if true, to the two fiscal years ended December 31, <u>2011</u> through the subsequent interim period ended November 2, 2012. Refer to Item 304(a)(1)(iv) and (v) of Regulation S-K.

5. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3743 if you have questions regarding these comments.

Sincerely,

/s/ Jenn Do

Jenn Do
Staff Accountant